Rule 425
                                                 Filer:  UnionBanCal Corporation
                                                Issuer:  UnionBanCal Corporation
                                              Commission File Number:  001-15081




                       FOR IMMEDIATE RELEASE (AUGUST 6, 2002)
                       Union Bank Contact:  Stephen L. Johnson (415) 765-3252
                                            Sharon Woodson-Bryant (213) 236-4145
                       Valencia Bank Contact:  John M. Reardon (661) 219-0700



                       UNION BANK OF CALIFORNIA TO ACQUIRE
                       -----------------------------------
                          SANTA CLARITA'S VALENCIA BANK
                          -----------------------------


SAN FRANCISCO, CA - UnionBanCal Corporation (NYSE:UB), parent company of Union Bank of California, N.A., jointly announced today with Valencia Bank & Trust (NASDAQ:VABT) the signing of a definitive agreement for Union Bank to acquire Valencia Bank in a transaction valued at $62 million.

Valencia Bank is a $267 million-asset commercial bank headquartered in Santa Clarita, California, with 92 employees and five full service branches in the Santa Clarita and Antelope valleys of north Los Angeles County. The bank also has a loan production office in Oxnard in Ventura County.

"This is the right strategic move for us," said Richard C. Hartnack, vice chairman of Union Bank and head of community banking and investment services. "We continue to strengthen our franchise in a number of ways and this acquisition of Valencia Bank gives us access to the fastest growing market in Los Angeles County."

The acquisition will provide Union Bank entry into the attractive Santa Clarita and Antelope Valley markets, adjacent to its already strong presence in Los Angeles County and to its recently acquired offices in Simi Valley. Santa Clarita, the fourth most populous city in Los Angeles County, has median income levels well in excess of state and national averages and is expected

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to grow  significantly  over the next decade.  Palmdale and  Lancaster,  the two largest cities in Antelope Valley, are also economically attractive and growing rapidly.

"We are excited by the opportunity to partner with the management team and employees of Valencia Bank," said Hartnack. "Valencia bank is a high quality institution with a proven track record of growth. We expect to build upon its success by providing customers with a broader set of financial solutions for their business and personal needs while maintaining the comfortable banking relationships they presently enjoy with the staff of Valencia Bank."

Valencia  Bank's  customers will be offered a wide range of additional  products
and  services,  including  mutual  funds,  trust  services,   annuities,  retail
brokerage and treasury services.

"As a community bank dedicated to the people and businesses of the Santa Clarita and Antelope valleys, we are excited to be joining Union Bank of California," said John M. Reardon, president and chief executive officer of Valencia Bank. "Our customers will benefit from both an expanded range of products and from the convenience of being part of one of California's largest banks." Reardon, who will join Union Bank, added, "We are pleased by Union Bank of California's commitment to supporting our community and employees, and by its dedication to delivering quality customer service. We believe this is an excellent deal for customers, shareholders and employees alike."

Union Bank will pay $31 million in cash and $31 million in UnionBanCal common stock, subject to a maximum of 815,789 shares of UnionBanCal common stock, for all of the common shares and unexercised options of Valencia Bank. Based on the average closing share price of UnionBanCal common stock for ten days prior to close, if the share price of UnionBanCal is below $38.00, Valencia Bank may choose to terminate the agreement, in which case, Union Bank has the right to complete the acquisition by adding cash and /or shares of UnionBanCal common stock sufficient to restore the total value of the transaction to $62 million. The transaction will be accounted for as a purchase and is expected to be accretive to GAAP earnings per share in 2003, with contributions increasing over several years.

The transaction is valued at $34.13 per fully diluted share of Valencia Bank common stock, based on a price of $62 million. Valencia Bank shareholders may elect to receive cash, stock or a combination of both. However, their elections may be pro-rated to ensure that at least 45 percent of the total consideration is paid in UnionBanCal common stock. UnionBanCal common stock received by Valencia Bank shareholders is expected to qualify as a tax-free exchange.

The transaction has been approved by the boards of directors of Valencia Bank, Union Bank of California, N.A., and UnionBanCal Corporation, and is expected to be completed during the fourth quarter of 2002, subject to the approval of Valencia Bank's shareholders and banking regulators.

Based in San Francisco, Union Bank of California is the primary subsidiary of UnionBanCal Corporation (NYSE: UB), a bank holding company with assets of $36.1 billion at June 30, 2002. Union Bank of California is the third largest commercial bank in California with 254 banking offices in California, six banking offices in Oregon and Washington and 15 international facilities. The company's Website is located at WWW.UBOC.COM.
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                                      # # #

The following appears in accordance with the Private Securities Litigation Reform Act: This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by looking at the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, government policies and regulations (including monetary and fiscal policies), legislation, economic conditions, including increased energy costs in California, credit quality of borrowers, operational factors, competition in the geographic and business areas in which the Company conducts its operations, continuing developments involving the California energy situation, and global political and general economic conditions related to the terrorist attacks on September 11, 2001, and their aftermath. A complete description of the Company, including related risk factors, is discussed in the Company's public filings with the Securities and Exchange Commission, which are available by calling (415) 765-2969 or online at HTTP://WWW.SEC.GOV. All
                                                        ------------------
forward-looking statements included in this press release are based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement. Shareholders of Valencia Bank and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which

UnionBanCal and Valencia Bank will file with the SEC in connection with the proposed merger because it will contain important information about UnionBanCal, Union Bank and Valencia Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (HTTP://WWW.SEC.GOV) and from Union Bank and Valencia Bank, by
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contacting:

o Jack Rice, Senior Vice President, Union Bank of California Investor Relations,
  (415) 765-2998

o Jeff Pollard, Executive Vice President & Chief Financial Officer, Valencia Bank (661) 260-2690